Telesat Achieves Record Financial Results In 2009

OTTAWA, CANADA, March 3, 2010 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three month and one year periods ended December 31, 2009.  Unless otherwise stated herein, all amounts are in Canadian dollars.

For the one year period ended December 31, 2009, Telesat reported consolidated revenues of $787 million, an increase of approximately 11% ($76 million) compared to the same period in 2008.  Increased revenues were primarily from Telesat’s three new satellites (Nimiq 4 launched in late 2008 as well as Telstar 11N and Nimiq 5 launched in 2009) and foreign exchange rate movements, offset by the sale of Telesat’s interest in Telstar 10, the removal of Nimiq 3 from service, and lower North American enterprise revenues.  In 2009, operating expenses were approximately $37 million (14%) less than 2008, primarily as a result of lower compensation and administrative expenses and reduced revenue related expenses.  Adjusted EBITDA1 for 2009 was $560 million, an increase of 25% ($113 million) and the Adjusted EBITDA margin1 was 71%, compared to 63% for 2008.  Net income was $414 million, compared to a loss of $822 million in 2008.  The impact on net income of a non-cash foreign exchange gain related to Telesat’s U.S. dollar denominated debt, partially offset by non-cash losses on financial instruments, was $366 million, compared to a loss of $446 million in 2008.  No asset impairment losses were recorded in 2009, compared to a $485 million loss in 2008.

For the three month period ended December 31, 2009, Telesat reported consolidated revenues of $195 million, a decrease of approximately 6% ($12 million) compared to the same period in 2008.  The year over year decrease was primarily the result of the sale of Telesat’s interest in Telstar 10, the removal of Nimiq 3 from service, lower North American enterprise revenues and foreign exchange rate movements, offset by revenues from Telstar 11N and the recently launched Nimiq 5 satellite.  Adjusted EBITDA for the fourth quarter was $145 million, an increase of $10 million (8%) compared to the same quarter last year, a result of a $22 million (31%) reduction in expenses primarily related to lower revenue related expenses and certain one time reductions in compensation costs.  Telesat reported net income for the three months ended December 31, 2009 of $63 million.  The impact on net income of a non-cash foreign exchange gain related to Telesat’s U.S. dollar denominated debt, partially offset by non-cash losses on financial instruments, was $37 million.

 ”2009 was a record year for Telesat” commented Dan Goldberg, Telesat’s President and CEO.  “We achieved the highest levels of revenue and EBITDA in our history, launched and brought into service two new satellites, and meaningfully increased our operating efficiencies and EBITDA margin.  With the recent entry into service of Telstar 11N and Nimiq 5, the future launch of the Telstar 14R and Nimiq 6 satellites presently under construction, and our continued operating discipline and focused execution, we believe Telesat remains well positioned for 2010 and beyond.”

Business Highlights

o	At December 31, 2009:

o	Telesat had contracted backlog for future services of approximately $5.5 billion.

o	Fleet utilization was 84% for Telesat’s North American fleet and 74% for Telesat’s international fleet.

o
In December 2009, Telesat procured Nimiq 6, a new direct broadcast satellite from Space Systems/Loral (SS/L) for delivery in mid-2012. Nimiq 6 will utilize the proven SS/L 1300 platform and will provide 32 high powered Ku-band transponders during its planned 15 year mission life.  Bell TV has agreed to lease all of the capacity on Nimiq 6 for its lifetime.  Nimiq 6 will result in meaningful incremental revenue and EBITDA for Telesat and has significantly increased Telesat’s already industry leading contractual backlog to revenue ratio.

o
Nimiq 5 was successfully launched in September 2009 and entered commercial service at the 72.7 degrees West orbital location on October 10, 2009.  EchoStar Corporation has committed to use all of the Nimiq 5 capacity for the 15-year manufacturer’s design life of the satellite.

o
In July 2009, Telesat announced its decision to procure a replacement for the Telstar 14/Estrela do Sul satellite at its current 63 degrees West orbital location.  The new high powered Ku-band satellite will be known as Telstar 14R in most service regions and Estrela do Sul 2 in Brazil.  Telstar 14R is anticipated to be operational in the second half of 2011 and will have substantially more capacity and greater flexibility than Telstar 14.

o
In July 2009, Telesat terminated its leasehold interest in the Telstar 10 satellite and transferred certain related customer contracts to the satellite’s owner in exchange for total proceeds of approximately US$69 million.

o	In February 2009, Telesat successfully launched Telstar 11N, which entered commercial service on March 31, 2009.

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release.  For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Telesat will post its Annual Report on Form 20-F for the year ended December 31, 2009 on its website at www.telesat.com under the tab “Media Room” in the “Investor Relations” section.  This information will also be filed with the U.S. Securities and Exchange Commission and may be accessed at the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call to discuss its financial results for the three month and one year periods ended December 31, 2009 and other recent developments for Wednesday, March 3, 2010 at 10:30 a.m. EST.  The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (877) 240-9772.  Callers outside of North America should dial +1 (416) 340-8527.  The access code is 4047784.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available beginning at 1:00 p.m. ET March 3, 2010, until 11:59 p.m. ET on March 17, 2010.  To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (416) 695-5800.  The access code is 5486854 followed by the number sign (#).

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “scheduled for”, “planned”, “will”, “believe”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Form 20-F for the period ended December 31, 2009, filed with the United States Securities and Exchange Commission (SEC) on March 3, 2010. This filing can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exclusive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator.  The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers.  Telesat has a global state-of-the-art fleet of 12 satellites, with two more under construction, and manages the operations of 13 additional satellites for third parties.  Telesat is privately held.  Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings (Loss)

FOR THE PERIOD ENDED DECEMBER 31	Three Months		Twelve Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Operating revenues
Service revenues	188,910	197,050	767,138	680,791
Equipment sales revenues	6,078	9,928	20,060	30,584
Total operating revenues	194,988	206,978	787,198	711,375

Amortization	73,468	62,207	256,867	235,640
Operations and administration	46,583	70,814	219,690	247,550
Cost of equipment sales	4,230	7,878	16,380	24,368
Impairment loss on long-lived assets	-	2,373	-	2,373
Impairment loss on intangible assets	-	483,000	-	483,000
Total operating expenses	124,281	626,272	492,937	992,931
Earnings (loss) from operations	70,707	(419,294)	294,261	(281,556)
Interest expense	(68,635)	(72,521)	(273,568)	(257,641)
(Loss) gain on financial instruments	(2,903)	131,958	(134,402)	251,686
Gain (loss) on foreign exchange	40,054	(472,262)	500,862	(698,056)
Other income (expense)	663	(252)	31,859	(1,713)
Earnings (loss) before income taxes	39,886	(832,371)	419,012	(987,280)
Income tax (expense) recovery	22,793	161,078	(4,949)	164,879
Net earnings (loss) applicable to common shares	62,679	(671,293)	414,063	(822,401)

Telesat Holdings Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(in thousands of Canadian dollars) (unaudited)	2009	2008
Assets
Current assets
Cash and cash equivalents	154,189	98,539
Accounts receivable	70,203	61,933
Current future tax asset	2,184	2,581
Other current assets	29,018	49,187
Total current assets	255,594	212,240
Satellites, property and other equipment, net	1,926,190	1,883,576
Other long-term assets	41,010	42,303
Intangible assets, net	510,675	582,035
Goodwill	2,446,603	2,446,603
Total assets	5,180,072	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities	43,413	44,455
Other current liabilities	127,704	142,432
Debt due within one year	23,602	23,272
Total current liabilities	194,719	210,159
Debt financing	3,013,738	3,513,223
Future tax liability	269,193	266,372
Other long-term liabilities	671,523	566,136
Senior preferred shares	141,435	141,435
Total liabilities	4,290,608	4,697,325

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764
	1,298,178	1,298,178
Accumulated deficit	(412,389)	(826,452)
Accumulated other comprehensive loss	(7,422)	(7,742)
	(419,811)	(834,194)
Contributed surplus	11,097	5,448
Total shareholders' equity	889,464	469,432
Total liabilities and shareholders' equity	5,180,072	5,166,757

Telesat Holdings Inc.
Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED DECEMBER 31	Three Months		Twelve Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Cash flows from operating activities
Net earnings (loss)	62,679	(671,293)	414,063	(822,401)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Gross profit on sales-type lease
Amortization	73,468	62,207	256,867	235,640
Future income taxes	(26,372)	(166,781)	4,598	(175,951)
Unrealized foreign exchange (gain) loss	(56,923)	484,090	(524,132)	695,445
Unrealized loss (gain) on derivatives	2,835	(128,203)	134,402	(247,931)
Dividends on senior preferred shares	3,399	2,475	13,540	9,855
Stock-based compensation expense	1,093	5,448	5,649	5,448
Loss/(Gain) on disposal of assets	1,228	(443)	(33,430)	252
Impairment losses	-	485,373	-	485,373
Other	(35,299)	(13,444)	(46,015)	(44,119)
Customer prepayments on future satellite services	78,618	65,407	82,966	88,587
Customer refunds	(17,566)	-	(17,566)	-
Operating assets and liabilities	372	(1,374)	7,203	48,859
	87,532	123,462	298,145	279,057
Cash flows (used in) from investing activities
Satellite programs	(39,168)	(56,878)	(258,083)	(263,763)
Property additions	(1,320)	(2,439)	(6,118)	(8,862)
Proceeds on disposals of assets	-	488	71,400	5,120
Insurance proceeds	-	-	-	4,006
	(40,488)	(58,829)	(192,801)	(263,499)
Cash flows from (used in) financing activities
Debt financing and bank loans	-	3,205	23,880	186,687
Repayment of bank loans and debt financing	(7,514)	(14,961)	(53,855)	(91,560)
Capitalized debt issuance costs	-	-	-	(19,131)
Capital lease payments	(804)	(3,049)	(14,620)	(30,954)
Satellite performance incentive payments	(1,078)	(695)	(5,418)	(3,524)
Preferred dividends paid	-	-	-	-
	(9,396)	(15,500)	(50,013)	41,518

Effect of changes in exchange rates on cash and cash equivalents	32	(2,399)	319	(740)
Increase in cash and cash equivalents	37,680	46,734	55,650	56,336
Cash and cash equivalents, beginning of period	116,509	51,805	98,539	42,203
Cash and cash equivalents, end of period	154,189	98,539	154,189	98,539

Supplemental disclosure of cash flow information
Interest paid	80,983	86,307	287,733	286,784
Income taxes paid	681	7,789	6,499	8,866
	81,664	94,096	294,232	295,650

The following table reconciles our Net earnings (loss) applicable to common shareholders to our Adjusted EBITDA1 and presents our Adjusted EBITDA margin1:

FOR THE YEAR ENDED DECEMBER 31	Three Months		Twelve Months
(in thousands of Canadian dollars)	2009	2008	2009	2008

Net earnings (loss) applicable to common shares	62,679	(671,293)	414,063	(822,401)
Income tax expense (recovery)	(22,793)	(161,078)	4,949	(164,879)
Loss (gain) on financial instruments	2,903	(131,958)	134,402	(251,686)
Loss (gain)on foreign exchange	(40,054)	472,262	(500,862)	698,056
Other expense (income)	(663)	252	(31,859)	1,713
Interest Expense	68,635	72,521	273,568	257,641
Amortization	73,468	62,207	256,867	235,640
Impairment losses	-	485,373	-	485,373
Unusual & non-recurring items	(589)	715	3,563	2,559
Non cash expense related to stock compensation	1,093	5,448	5,649	5,448
Adjusted EBITDA	144,679	134,449	560,340	447,464

Operating Revenues	194,988	206,978	787,198	711,375

Adjusted EBITDA Margin	74%	65%	71%	63%

End Notes

[1]
The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of our operating performance.

Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, and certain other expenses. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance.